                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 1)*

                        PAXSON COMMUNICATIONS CORPORATION
                        ---------------------------------
                                (Name of Issuer)

                     Class A Common Stock, $0.001 Par Value
                     --------------------------------------
                         (Title of Class of Securities)

                                    704231109
                                  -------------
                                 (CUSIP Number)

                           William J. Grant, Jr., Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000
                      -------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 28, 1998
                             -----------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 pages


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                                                                     Page 2 of 8


                                  SCHEDULE 13D

CUSIP No. 704231109

1 Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)

         Landmark Communications, Inc.

2   Check the Appropriate Box If a Member of a Group
                                                          a [ ]
                                                          b [x]

3   SEC Use Only

4   Source of Funds (See Instructions)

         N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6   Citizenship or Place of Organization

         Virginia

                   7    Sole Voting Power
 Number of                    4,773,097
   Shares
Beneficially       8    Shared Voting Power
  Owned By                    0
    Each
  Reporting        9    Sole Dispositive Power
   Person                     4,773,097
    With
                   10   Shared Dispositive Power
                              0

11  Aggregate Amount Beneficially Owned by Each Reporting Person

         4,773,097

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         [ ]

13  Percent of Class Represented By Amount in Row (11)

         9.2%

14  Type of Reporting Person (See Instructions)

         CO


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                                                                     Page 3 of 8

                                  SCHEDULE 13D

CUSIP No. 704231109

1 Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)

         Landmark Broadcasting, Inc.

2   Check the Appropriate Box If a Member of a Group
                                                          a [ ]
                                                          b [x]

3   SEC Use Only


4   Source of Funds (See Instructions)

         N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6   Citizenship or Place of Organization

         Virginia

                   7    Sole Voting Power
 Number of                    4,773,097
   Shares
Beneficially       8    Shared Voting Power
  Owned By                    0
    Each
  Reporting        9    Sole Dispositive Power
   Person                     4,773,097
    With
                   10   Shared Dispositive Power
                              0

11  Aggregate Amount Beneficially Owned by Each Reporting Person

         4,773,097

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         [ ]

13  Percent of Class Represented By Amount in Row (11)

         9.2%

14  Type of Reporting Person (See Instructions)

         CO


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                                                                     Page 4 of 8


                                  SCHEDULE 13D

CUSIP No. 704231109

1 Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)

         Landmark Television, Inc.

2   Check the Appropriate Box If a Member of a Group
                                                          a [ ]
                                                          b [x]

3   SEC Use Only


4   Source of Funds (See Instructions)

         N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6   Citizenship or Place of Organization

         Nevada

                   7    Sole Voting Power
 Number of                    4,773,097
   Shares
Beneficially       8    Shared Voting Power
  Owned By                    0
    Each
  Reporting        9    Sole Dispositive Power
   Person                     4,773,097
    With
                   10   Shared Dispositive Power
                              0

11  Aggregate Amount Beneficially Owned by Each Reporting Person

         4,773,097

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         [ ]

13  Percent of Class Represented By Amount in Row (11)

         9.2%

14  Type of Reporting Person (See Instructions)

         CO



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                                                                     Pgae 5 of 8


                                  SCHEDULE 13D

CUSIP No. 704231109

1 Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)

         BBTC, Inc. (formerly known as The Travel Channel, Inc.)

2   Check the Appropriate Box If a Member of a Group
                                                          a [ ]
                                                          b [x]

3   SEC Use Only


4   Source of Funds (See Instructions)

         N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6   Citizenship or Place of Organization

         Virginia

                   7    Sole Voting Power
 Number of                    4,773,097
   Shares
Beneficially       8    Shared Voting Power
  Owned By                    0
    Each
  Reporting        9    Sole Dispositive Power
   Person                     4,773,097
    With
                   10   Shared Dispositive Power
                              0

11  Aggregate Amount Beneficially Owned by Each Reporting Person

         4,773,097

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         [ ]

13  Percent of Class Represented By Amount in Row (11)

         9.2%

14  Type of Reporting Person (See Instructions)

         CO

Introductory Note

         This Amendment No. 1 (as defined herein) is being filed by the Reporting Persons (as defined herein) to update the Initial Statement (as defined herein) relating to the Class A Common Stock, $0.001 par value per share, of Paxson Communications Corporation, a Delaware corporation. Capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed to them in the Initial Statement.

Item 1.  Security and Issuer

         Item 1 is hereby amended and restated in its entirety as follows:

         This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to shares of Class A Common Stock, $0.001 par value per share (the "Class A Common Stock"), of Paxson Communications Corporation, a Delaware corporation (the "Issuer" or "Paxson"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D filed by the Reporting Persons dated July 11, 1997 (the "Initial Statement," and collectively with Amendment No. 1, the "Statement"). The principal executive offices of the Issuer are located at 601 Clearwater Park Road, West Palm Beach, Florida 33401.

Item 2.  Identity and Background.

         Item 2 is hereby amended and restated in its entirety as follows:

         This Statement is being filed on behalf of Landmark Communications, Inc., a Virginia corporation ("Landmark"), and its wholly owned subsidiaries Landmark Broadcasting, Inc., a Virginia corporation ("Broadcasting"), Landmark Television, Inc., a Nevada corporation ("Television"), and BBTC Inc. (formerly known as The Travel Channel, Inc.), a Virginia corporation ("Travel," and together with Landmark, Broadcasting and Television, the "Reporting Persons"). Travel is a wholly owned subsidiary of Television, which is wholly owned by Broadcasting, which is a wholly owned subsidiary of Landmark. Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of Landmark, Broadcasting and Television may be deemed a beneficial owner of the shares of Class A Common Stock held by Travel and reported herein.

         Each of Landmark, Broadcasting and Travel has its principal office at 150 West Brambleton Avenue, Norfolk, Virginia 23510-2075. Television has its principal office at 3228 Channel 8 Drive, Las Vegas, Nevada 89109.

         Landmark operates its principal business, which consists of (i) newspaper publishing and (ii) serving as a holding company for wholly owned subsidiaries engaged in newspaper publishing, television broadcasting and cable television programming services and other businesses, from its principal offices. Broadcasting and Television each serve as holding companies for wholly owned subsidiaries engaged in television broadcasting and cable television programming services, and each operate their principal business from their respective principal offices. Travel's principal business was, until July 11, 1997, the broadcast and operation of The Travel Channel (a cable television network providing programming related to leisure travel through original, co-produced and acquired non-fiction features to viewers in the United States). Travel currently does not conduct any business other than holding the shares of Class A Common Stock reported herein.

         Pursuant to an Asset Acquisition Agreement dated as of June 13, 1997 (the "Acquisition Agreement"), by and among Landmark, Travel and Paxson (filed as Exhibit A to the Initial Statement), Travel Channel Acquisition Corporation ("TCAC"), a wholly owned subsidiary of Paxson, acquired substantially all of the assets owned or rights held by Travel (the "Assets") for use in connection with the operations of The Travel Channel. In consideration for the transfer and delivery of the Assets, and in accordance with the terms of the Acquisition Agreement, on July 11, 1997 Paxson (i) paid to the account of Travel, the sum of $20,000,000 in cash and (ii) issued to Travel the 4,773,097 fully paid and nonassessable shares of Class A Common Stock reported herein.

         During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining

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                                                                     Page 7 of 8


future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended and restated in its entirety as follows:

         All of the shares of Class A Common Stock reported herein were acquired for investment purposes. The Reporting Persons intend to continuously review their investment in the Issuer. In reaching any decision with respect to such investment, the Reporting Persons will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other investment opportunities available to the Reporting Persons and general economic and market conditions. Depending upon the results of their review of such factors, the Reporting Persons may decide to dispose of all or a portion of such securities (whether now or hereafter held). On July 10, 1998, the one-year holding period set forth under Rule 144(d) under the Securities Act of 1933, as amended, ended.

         Although the foregoing describes activities and possibilities presently contemplated or under consideration by the Reporting Persons, the intentions of the Reporting Persons may change. Except as set forth above or in any item hereof, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) Each of the Reporting Persons may be deemed the beneficial owner of 4,773,097 shares of Class A Common Stock (approximately 9.2% of the total number of shares of Class A Common Stock outstanding as of April 30, 1998 (representing approximately 3.5% of the aggregate voting power of Paxson's outstanding Common Stock, which currently consists of Class A Common Stock and Class B Common Stock, par value $0.001 per share)).

         (b) Travel, as beneficial owner of record, may exercise sole power to vote and dispose of the 4,773,097 shares of Class A Common Stock reported herein. Each of Landmark, Broadcasting and Television, as direct or indirect owner of all equity interest in Travel, may be deemed to have sole power to direct the voting and disposition of the 4,773,097 shares of Class A Common Stock held by Travel.

         (c) There have been no transactions effected with respect to the shares of Class A Common Stock since May 29, 1998 (60 days prior to the date hereof) by any of the Reporting Persons.

         (d) None.

         (e) Not applicable.



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                                                                     Page 8 of 8


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 28, 1998         LANDMARK COMMUNICATIONS, INC.


                             By:  /s/ Louis F. Ryan
                                  -----------------------------------------
                                  Louis F. Ryan
                                  Executive Vice President, General Counsel
                                  & Secretary


                             LANDMARK BROADCASTING, INC.


                             By:  /s/ Louis F. Ryan
                                  -----------------------------------------
                                  Louis F. Ryan
                                  Vice President & Secretary


                             LANDMARK TELEVISION, INC.


                             By:  /s/ Louis F. Ryan
                                  -----------------------------------------
                                  Louis F. Ryan
                                  Assistant Secretary


                             BBTC, INC. (formerly The Travel Channel, Inc.)


                             By:  /s/ Louis F. Ryan
                                  -----------------------------------------
                                  Louis F. Ryan
                                  Vice President & Secretary